Exhibit 99.6

GLG LIFE TECH CORPORATION

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of GLG Life Tech Corporation (the “Company”) held on June 28, 2011 in Vancouver, British Columbia (the “Meeting”).

1.	Appointment of Auditor

A resolution re-appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditor for the Company until the Company’s next annual meeting of shareholders

According to proxies received and voted by ballot, the results are as follows:

Votes for	Votes Withheld

24,177,226	2,125
99.99%	0.01%

2.	Authorizing Directors to Fix the Auditor’s Remuneration

A resolution granting authorization to the board of directors of the Company to fix the auditor’s remuneration

According to proxies received and voted by ballot, the results are as follows:

Votes for	Votes Against

24,177,226	2,125
99.99%	0.01%

3.	Number of Directors

A resolution fixing the number of directors of the Company for the ensuing year at nine

According to proxies received and voted by ballot, the results are as follows:

Votes for	Votes Against

24,160,122	19,228
99.92%	0.08%

4.	Election of Directors

A resolution electing the following nine directors of the Company for a term expiring not later than the close of the Company’s next annual meeting of shareholders:

Mr. David Beasley	Mr. He Fangzhen	Madame Sophia Leung
Mr. Brian Palmieri	Madame Liu Yingchun	Mr. Jinduo Zhang
Dr. Luke Zhang	Mr. David Hall	Dr. Hong Zhao Guang

According to proxies received and voted by ballot, the results are as follows:

	Votes in Favour		Votes Withheld
Mr. David Beasley	18,113,041	77.68%	5,203,679	22.32%
Mr. Brian Palmieri	23,234,820	99.65%	81.900	0.35%
Dr. Luke Zhang	22,434,427	96.22%	882,293	3.78%
Mr. He Fangzhen	23,288,445	99.88%	28,275	0.12%
Madame Liu Yingchun	23,288,435	99.88%	28,285	0.12%
Mr. David Hall	23,300,120	99.93%	16,600	0.07%
Madame Sophia Leung	23,287,270	99.87%	29,450	0.13%
Mr. Jinduo Zhang	23,235,035	99.65%	81,685	0.35%
Dr. Hong Zhao Guang	23,298,945	99.92%	17,775	0.08%

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5.	Re-approval of Amended Stock Option and Restricted Share Plan

A resolution re-approving the Amended Stock Option and Restricted Share Plan as set out in the Information Circular for the Meeting

According to proxies received and voted by ballot, the results are as follows:

Votes for	Votes Against

21,453,450	1,863,270
92.01%	7.99%

For additional information, please see the Company’s information circular dated May 17, 2011 which was filed in connection with the Meeting and is available on SEDAR.

DATED at Vancouver, British Columbia, June 28, 2011.

GLG LIFE TECH CORPORATION

“Brian Meadows”
Brian Meadows
Chief Financial Officer and Corporate
Secretary